03011784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39788

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C. 153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara D. Stempler (212) 603-7521
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-89)

OATH OR AFFIRMATION

I, Mara D. Stempler swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Securties Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mara Stempler
Signature

Chief Financial Officer
Title

Frances Mattera
Notary Public

FRANCES MATTERA
Notary Public, State of New York
No. 01MA4608846
Qualified in Nassau County
Commission Expires March 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2002

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 3, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 1,081,354
Due from broker	520,695
Commissions receivable	266,667
Securities owned, at market value	4,876
Receivable from affiliate	1,848
Deferred commissions, net	669,829
Other assets, net	380,569
	$ 2,925,838

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 171,572
Accounts payable and accrued expenses	903,465
	1,075,037
Subordinated liabilities	300,000
	1,375,037
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,670,095
Accumulated deficit	(1,119,304)
Total stockholder's equity	1,550,801
	$ 2,925,838

The accompanying notes are an integral part of this statement.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Business*

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor.

2. *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the values reflected on the statement of financial condition.

3. *Deferred Commissions*

The Company acts as a distributor for the funds managed by the Company's affiliate. In this capacity, the Company pays commissions to brokers for sales of certain classes of fund shares. These commissions are capitalized and are generally amortized over a period of five years, which coincides with the period when distribution fees are expected to be earned from the funds. Additionally, the Company receives a fee from the funds upon the holder of such shares redeeming prior to holding such shares for five years. Upon share redemption, the corresponding unamortized deferred commissions are charged to operations.

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a clearing agreement. At December 31, 2002, substantially all the securities owned and the amounts receivable from the broker reflected on the statement of financial condition are positions with and amounts due from the clearing broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. As of December 31, 2002, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligation.

NOTE C - INCOME TAXES

The Company files its tax returns as an S Corporation under the Internal Revenue Code. In lieu of Federal corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital of $904,406 which exceeded its requirement of $100,000 by $804,406.

NOTE E - RELATED PARTY TRANSACTIONS

The Company and its affiliate, Burnham Asset Management Corporation (owned by a common Parent), share certain office space, personnel and administrative expenses. The Company was charged for its share of these expenses by the affiliate. The Company shares certain other office space, personnel and

NOTE E (continued)

administrative expenses with this affiliate, for which they have charged this affiliate. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Included in receivable from affiliate on the statement of financial condition is a $1,848 receivable from this affiliate for advances made in the normal course of business.

The Company has a subordinated loan outstanding from its affiliate in the amount of $300,000. This loan was amended, extending the maturity date from October 31, 2002 to October 31, 2003 and reducing the interest rate from 6% per annum to 4.75% per annum. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $2,375 representing interest payable on this loan at December 31, 2002. Carrying value for this loan approximates fair value based upon the market rate of interest.

This subordinated loan agreement with Burnham Asset Management Corporation is approved by the NASD and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE F - COMMITMENTS

The Company leases office space under noncancelable operating leases for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year ending December 31,	Amount
2003	$ 80,800
2004	22,800
2005	22,800
2006	22,800
2007	5,700
	$154,900

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com